SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Amendment No. 1 to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
SLM CORPORATION
(Name of Subject Company (Issuer) and Filing Persons (Offeror))
Options to Purchase Common Stock, $0.20 par value per share
(Title of Class of Securities)
78442P106
(CUSIP Number of Class of Securities (Underlying Common Stock))
SLM Corporation
12061 Bluemont Way
Reston, Virginia 20190
(703) 810-3000
Attention: Mark L. Heleen, Esq.,
Executive Vice President and General Counsel
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:

Carol R. Rakatansky	Ronald O. Mueller, Esq.
Vice President and Corporate Secretary	Gibson, Dunn & Crutcher LLP
SLM Corporation	1050 Connecticut Avenue, NW
12061 Bluemont Way, Reston, Virginia 20190	Washington, DC 20036
(703) 810-3000	(202) 955-8500
fax: (703) 984-6006	fax: (202) 530-9569
CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee
$43,774,458.57	$3,121.12

(1)	Estimated solely for purposes of calculating the amount of the filing fee. The calculation assumes that all options to purchase the Issuer’s common stock that are eligible for exchange will be exchanged for new options and cancelled pursuant to this offer. These options have a value of $43,774,458.57 as of May 10, 2010 calculated using the Black-Scholes option pricing model.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,121.12	Form or Registration No.: 005-51535
Filing Party: SLM Corporation	Date Filed: May 17, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

     This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission as of May 14, 2010, relating to an offer by SLM Corporation (the “Company”) to exchange certain outstanding options to purchase shares of the Company’s common stock for replacement options. This Amendment No. 1 is being filed in order to file Exhibit No. (a)(1)(G), which was included in the exhibit list in “Item 12. Exhibits” in the Schedule TO filed with the SEC as of May 14, 2010, but was not filed.
     This Amendment No. 1 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein. Except as specifically provided in this Amendment No. 1, the information contained in the Schedule TO remains unchanged.
Item 12. Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for Replacement Stock Options*

(a)(1)(B)	Form of Option Exchange Program Announcement Letter*

(a)(1)(C)	Option Exchange Program Information Sheet*

(a)(1)(D)	Option Exchange Program Website Screen Shots*

(a)(1)(E)	Form of Participant Letter with Password*

(a)(1)(F)	Form of Election Confirmation Email*

(a)(1)(G)	Instructions for Website Customer Service Representatives

(a)(1)(H)	Frequently Asked Questions Posted on Option Exchange Program Website*

(b)	Not applicable

(d)(1)	SLM Corporation 2009-2012 Incentive Plan, incorporated by reference to Exhibit 10.2 of the Company’s Form S-8 filed with the SEC on May 22, 2009

(d)(2)	Form of Stock Option Award Agreement*

(g)	Not applicable

(h)	Not applicable

*	Previously filed as an exhibit to the Schedule TO.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SLM Corporation

By:	/s/ Mark L. Heleen
Name:	Mark L. Heleen
Title:	Executive Vice President and General Counsel
Date: May 17, 2010